UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2022

Fundrise Growth eREIT III, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT III, LLC is a Delaware limited liability company formed on October 5, 2018 to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our Offerings to invest in residential rental properties, real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT III”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT III, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered up to $50.0 million in common shares in any rolling twelve-month period under Regulation A (the “Offering”). The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. The Offering has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of both June 30, 2022 and December 31, 2021, we had raised total gross offering proceeds of approximately $49.4 million, from settled subscriptions (including $100,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,943,000, respectively, of our common shares.

1

As of October 30, 2020, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

Until December 31, 2019, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of April 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2019, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2019	$10.00	Form 1-U
June 30, 2020	$10.45	Form 1-U
December 31, 2020	$10.88	Form 1-U
June 30, 2021	$11.43	Form 1-U
September 30, 2021	$13.82	Form 1-U
December 31, 2021	$15.66	Form 1-U
March 31, 2022	$16.68	Form 1-U
June 30, 2022	$17.42	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

On January 13, 2020, we paid out our first distribution to shareholders for the distribution period of November 1, 2019 through November 30, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below.

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Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
11/01/2019 - 11/30/2019	$0.0010958904		10/31/2019	01/13/2020		4.00%	Form 1-U
12/01/2019 - 12/30/2019	$0.0019178082		11/26/2019	01/13/2020		7.00%	Form 1-U
12/31/2019 (5)	$0.0310216148		12/26/2019	01/13/2020		(5)	Form 1-U
01/01/2020 - 01/31/2020	$0.0009589041		12/23/2019	04/09/2020		3.50%	Form 1-U
02/01/2020 - 02/29/2020	$0.0008219178		01/29/2020	04/09/2020		3.00%	Form 1-U
03/01/2020 - 03/31/2020	$0.0013698630		02/26/2020	04/09/2020		5.00%	Form 1-U
04/01/2020 – 04/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
05/01/2020 – 05/31/2020	$0.0000000000		N/A	N/A		0.00%	N/A
06/01/2020 – 06/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
07/01/2020 - 07/31/2020	$0.0004109589		06/29/2020	10/08/2020		1.50%	Form 1-U
08/01/2020 - 08/31/2020	$0.0012328767		07/30/2020	10/08/2020		4.50%	Form 1-U
09/01/2020 - 10/01/2020	$0.0013698630		08/28/2020	10/08/2020		5.00%	Form 1-U
10/02/2020 - 10/31/2020	$0.0013698630		10/01/2020	01/12/2021		5.00%	Form 1-U
11/01/2020 - 11/30/2020	$0.0010958904		10/29/2020	01/12/2021		4.00%	Form 1-U
12/01/2020 - 12/31/2020	$0.0009589041		11/25/2020	01/12/2021		3.50%	Form 1-U
01/01/2021 - 01/31/2021	$0.0008219178		12/29/2020	04/13/2021		3.00%	Form 1-U
02/01/2021 - 02/28/2021	$0.0008219178		01/28/2021	04/13/2021		3.00%	Form 1-U
03/01/2021 - 03/31/2021	$0.0009589041		02/25/2021	04/13/2021		3.50%	Form 1-U
04/01/2021 - 04/30/2021	$0.0013698630		03/30/2021	07/13/2021		5.00%	Form 1-U
05/01/2021 - 05/31/2021	$0.0010958904		04/29/2021	07/13/2021		4.00%	Form 1-U
06/01/2021 - 06/30/2021	$0.0012328767		05/28/2021	07/13/2021		4.00%	Form 1-U
07/01/2021 - 07/31/2021	$0.0008904110		06/29/2021	10/12/2021		3.00%	Form 1-U
08/01/2021 - 08/31/2021	$0.0012328767		07/28/2021	10/12/2021		4.50%	Form 1-U
09/01/2021 – 10/01/2021	$0.0012328767		08/27/2021	10/12/2021		4.50%	Form 1-U
10/02/2021 - 10/31/2021	$0.0012328767		10/01/2021	01/11/2022		4.50%	Form 1-U
11/01/2021 - 11/30/2021	$0.0013698630		10/27/2021	01/11/2022		5.00%	Form 1-U
12/01/2021 - 12/31/2021	$0.0013698630		11/29/2021	01/11/2022		5.00%	Form 1-U
01/01/2022 - 01/31/2022	$0.0012328767		12/29/2021	04/12/2022		4.50%	Form 1-U
02/01/2022 - 02/28/2022	$0.0013698630		01/28/2022	04/12/2022		5.00%	Form 1-U
03/01/2022 - 03/31/2022	$0.0013698630		02/25/2022	04/12/2022		5.00%	Form 1-U
04/01/2022 – 04/30/2022	$0.0015068493		03/30/2022	07/12/2022		5.50%	Form 1-U
05/01/2022 - 05/31/2022	$0.0013698630		04/27/2022	07/12/2022		5.00%	Form 1-U
06/01/2022 - 06/30/2022	$0.0013698630		05/27/2022	07/12/2022		5.00%	Form 1-U
07/01/2022 - 07/31/2022	$0.0013698630		06/28/2022	10/21/2022		5.00%	Form 1-U
08/01/2022 - 08/31/2022	$0.0013698630		07/27/2022	10/21/2022		5.00%	Form 1-U
09/01/2022 – 10/01/2022	$0.0012328767		08/29/2022	10/21/2022		4.50%	Form 1-U
Weighted Average	$0.0011260836	(3)			4.11	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2019 through October 1, 2022.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On December 26, 2019, the Manager of the Company declared a distribution of $0.0310216148 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019, and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

3

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2022, approximately 1,066,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

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We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions.

Impairment of Rental Real Estate Properties

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from cash flow distributions from equity method investees and rental revenue from our investments in rental real estate properties. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

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Results of Operations

On February 22, 2019, we substantially commenced operations. For the six months ended June 30, 2022 and 2021, we had total net income (loss) of approximately $64,000 and $(466,000), respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2022 and 2021, we earned rental revenue of approximately $25,000 and $11,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily due to an increase in below-market lease amortization related to the Company’s rental real estate investment during the six months ended June 30, 2022.

Expenses

Property Operating and Maintenance

For the six months ended June 30, 2022 and 2021, we incurred property operating and maintenance expense of approximately $24,000 and $12,000, respectively. The increase in property operating and maintenance expenses is due to increased utilities costs as well as an increase in exterior repairs and maintenance to properties in the current period.

Depreciation and Amortization

For each of the six months ended June 30, 2022 and 2021, we incurred depreciation and amortization expense of approximately $10,000.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $274,000 and $203,000, respectively. The increase in asset management fees is related to an increase in net assets, as the asset management fee is calculated as a percentage of net assets each quarter. The overall increase in net assets is attributable to the appreciation of our real estate investments.

General and Administrative

For the six months ended June 30, 2022 and 2021, we incurred general and administrative expense of approximately $145,000 and $124,000, respectively, which includes auditing and professional fees, transfer agent fees, software subscription costs and other expenses associated with operating our business. The increase in general and administrative expenses is primarily due to an increase in professional fees as well as an increase in software and software subscriptions expense.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2022 and 2021, we had equity in earnings (losses) of approximately $588,000 and $(86,000) from our equity method investees, respectively. The increase in equity earnings is due to improved performance by the Company’s investments in equity method investees.

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Interest Expense – Related Party

For the six months ended June 30, 2022 and 2021, we incurred interest expense of approximately $96,000 and $42,000, respectively. The increase in interest expense is due to additional loan agreements entered into with National Lending, LLC (“National Lending”) during the six months ended June 30, 2022. See Note 9, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

As of June 30, 2022, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Type Of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE SW4 Controlled Subsidiary	Dallas-Fort Worth MSA	Multifamily	06/28/2019	$40,877,070	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
E353 Controlled Subsidiary	Los Angeles, CA	Multifamily	1,800	03/28/2019	$775,000	$20,000	$1,139,000 -$1,485,000	10 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our future Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had deployed approximately $44.8 million for three investments, and had approximately $1.4 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022, we anticipate that cash on hand, future cash flows from operations, promissory notes from National Lending, and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations. As of June 30, 2022, the Manager closed the Regulation A offering of common shares of the Company. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

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We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding unsecured Company level debt, inclusive of accrued interest, of approximately $6.6 million and $5.6 million as of September 16, 2022 and June 30, 2022. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After a strong performance for both the stock market and real estate in 2021, the first half of 2022 has seen significant volatility and a pull-back in risk sentiment. Against a backdrop of geopolitical turmoil, ongoing supply chain concerns, the highest inflation in four decades, and a sudden shift in Federal Reserve policy toward rapid rate increases, the S&P 500 fell approximately 20% in the first half of 2022. Public real estate as a whole saw similar performance, with the FTSE NAREIT U.S. Real Estate Index falling approximately 19% in the first half of 2022. By comparison, the Fundrise portfolio outperformed with an average return of approximately 5.5% in the first half of 2022. We attribute this outperformance to a few driving factors: (1) sound underlying fundamentals of high quality real estate assets in our target residential and industrial macros; (2) a low-fee model; (3) a relatively conservative balance sheet; and (4) private markets’ relative insulation from the sharp swings in investor sentiment that impact the public market more dramatically.

Rising interest rates began having a more direct impact on cap rate expansion during the first half of the year. Nevertheless, the rent growth experienced across our residential assets generally more than offset the valuation headwinds from cap rate expansion.  Per Yardi Matrix’s Summer 2022 Market Analysis, multi-family asking rents were up 13.7% year-over-year.

We expect that the recent public market correction could still be in its early stages, given the Federal Reserve’s messaging around continued tightening and its primary goal of restraining inflation. These measures may result in a “hard landing,” consistent with a recession. However, we believe that our portfolio, focused on high-quality real estate assets, will continue to demonstrate solid relative performance in this environment. We further plan to carry a larger balance of cash in the near future in preparation for the heightened possibility of more pronounced pricing dislocations in either public or private markets that could unlock opportunistic buying opportunities.

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Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 9, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description

Share Purchase Price Update	07/01/2022	Beginning on July 1, 2022 the per share purchase price of our common shares was updated to $17.42 due to a quarterly change in NAV. More information can be found here.

July 2022 Note from National Lending	07/12/2022	On July 12, 2022, National Lending issued a promissory note to the Company in the principal amount of $1.0 million. The note bears a 4.50% interest rate and matures on July 12, 2023.

July 2022 Contribution to National Lending	07/15/2022	On July 15, 2022, the Company made an additional contribution of $314,000 to National Lending, bringing its total contributions to approximately $3.4 million.

Declaration of August 2022 Distributions	07/27/2022	On July 27, 2022, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2022 and ending on August 31, 2022. More information can be found here.

Declaration of September 2022 Distributions	08/29/2022	On August 29, 2022, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2022 and ending on October 1, 2022. More information can be found here.

Item 2.	Other Information

None.

9

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT III, LLC

10

Fundrise Growth eREIT III, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30,2022 (unaudited)	As of December 31, 2021 (*)
ASSETS
Cash and cash equivalents	$1,430	$1,685
Other assets, net	14	13
Investments in equity method investees	35,037	35,543
Investments in rental real estate properties, net	794	804
Total Assets	$37,275	$38,045

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$46	$82
Due to related party	145	135
Redemptions payable	932	721
Distributions payable	672	644
Below-market leases, net	7	23
Notes payable – related party	5,589	4,063
Total Liabilities	7,391	5,668

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 4,942,781 and 4,942,781 shares issued and 3,877,228 and 3,974,552 shares outstanding as of June 30, 2022 and December 31, 2021, respectively	37,491	39,057
Accumulated deficit	(7,607)	(6,680)
Total Members’ Equity	29,884	32,377
Total Liabilities and Members’ Equity	$37,275	$38,045

* Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise Growth eREIT III, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
Revenue
Rental revenue	$25	$11
Total revenue	25	11

Expenses
Depreciation and amortization	10	10
Property operating and maintenance	24	12
Asset management and other fees – related party	274	203
General and administrative expenses	145	124
Total expenses	453	349

Other income (expense)
Equity in earnings (losses)	588	(86)
Interest expense – related party	(96)	(42)
Total other income (expense)	492	(128)

Net income (loss)	$64	$(466)

Net income (loss) per basic and diluted common share	$0.02	$(0.11)
Weighted average number of common shares outstanding, basic and diluted	3,953,388	4,243,292

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-2

Fundrise Growth eREIT III, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2021 (*)	3,974,552	$39,057	$(6,680)	$32,377
Distributions declared on common shares	-	-	(991)	(991)
Redemptions of common shares	(97,324)	(1,566)	-	(1,566)
Net income	-	-	64	64
June 30, 2022 (unaudited)	3,877,228	$37,491	$(7,607)	$29,884

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2020 (*)	4,296,283	$42,651	$(4,286)	$38,365
Offering costs	-	(2)	-	(2)
Distributions declared on common shares	-	-	(808)	(808)
Redemptions of common shares	(211,996)	(2,237)	-	(2,237)
Net loss	-	-	(466)	(466)
June 30, 2021 (unaudited)	4,084,287	$40,412	$(5,560)	$34,852

* Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT III, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$64	$(466)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	10	10
Intangible lease amortization	(16)	(2)
Equity in (earnings) losses	(588)	86
Bad debt expense	2	11
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	(3)	(1)
Net increase (decrease) in accounts payable and accrued expenses	(36)	(30)
Net increase (decrease) in due to related party	36	47
Net cash provided by (used in) operating activities	(531)	(345)
INVESTING ACTIVITIES:
Investment in equity method investees	(770)	-
Return of investment from equity method investees	1,864	1,333
Net cash provided by (used in) investing activities	1,094	1,333
FINANCING ACTIVITIES:
Proceeds from note payable – related party	2,500	2,000
Repayment of notes payable – related party	(1,000)	-
Redemptions paid	(1,355)	(2,004)
Distributions paid	(963)	(795)
Offering costs paid	-	(2)
Reimbursements (to) from related party	-	(8)
Net cash provided by (used in) financing activities	(818)	(809)

Net (decrease) increase in cash and cash equivalents	(255)	179
Cash and cash equivalents, beginning of period	1,685	2,934
Cash and cash equivalents, end of period	$1,430	$3,113

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$64	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Growth eREIT III, LLC

Notes to Consolidated Financial Statements (Unaudited)

1.	Formation and Organization

Fundrise Growth eREIT III, LLC was formed on October 5, 2018, as a Delaware limited liability company and commenced operations on February 22, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT III, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Investments in rental real estate properties may consist of land, homes, office and commercial space, townhomes and condominiums, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of June 30, 2022, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We have elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective on March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $3.5 million of common shares on March 11, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of October 30, 2020, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2022 and December 31, 2021, after redemptions, the Company has net common shares outstanding of approximately 3,877,000 and 3,975,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2022 and December 31, 2021, the Sponsor owned 500 common shares. In addition, as of June 30, 2022 and December 31, 2021, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share, in a private placement for an aggregate purchase price of $95,000. As of June 30, 2022 and December 31, 2021, the total amount of equity issued by the Company on a gross basis was approximately $49.4 million, respectively.

F-5

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs as of June 30, 2022. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

F-6

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2022 and December 31, 2021, the Manager had incurred cumulative organizational and offering costs of approximately $330,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2020, and approximately $0 and $8,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2022 and December 31, 2021, respectively. During the six months ended June 30, 2022 and 2021, the Company reimbursed the Manager approximately $0 and $8,000, respectively. As of June 30, 2022 and December 31, 2021, approximately $0 remained payable to the Manager, respectively.

During the six months ended June 30, 2022 and 2021, the Company directly incurred offering costs of approximately $0 and $2,000, respectively. Of these amounts, approximately $0 were payable as of June 30, 2022 and December 31, 2021, respectively.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

F-7

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investment in Rental Real Estate Properties

Our investments in residential rental properties may include the acquisition of homes, townhomes, multifamily units, office space, and condominiums held as rental properties.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

F-8

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2022 and 2021, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 common worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-9

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of June 30, 2022 and December 31, 2021.

During the year ended December 31, 2020, we elected to treat our sole wholly-owned subsidiary as a QRS. A QRS is a corporation that is wholly-owned by the Company and is disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30, 2022 all tax periods remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our rent receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

F-10

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2022. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize rental revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$35,543	$38,212
New investments in equity method investees	770	-
Distributions received	(1,864)	(2,843)
Equity in earnings (losses) of equity method investees	588	174
Ending balance	$35,037	$35,543

As of June 30, 2022 and December 31, 2021, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 51% non-controlling member interest in SW4 JV LP, whose activities are carried out through the following wholly-owned asset: Dallas SW4, four stabilized garden-style multifamily properties located in Dallas-Fort Worth MSA.

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(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending.

As of and for the six months ending June 30, 2022 the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	SW4 JV LP As of June 30, 2022	National Lending, LLC As of June 30, 2022
Real estate assets, net	$195,867	$-
Other assets	20,895	58,831
Total assets	$216,762	$58,831

Mortgage notes payable	$135,543	$-
Other liabilities	3,643	-
Equity	77,576	58,831
Total liabilities and equity	$216,762	$58,831
Company’s equity investment, net	$31,802	$3,235

Condensed income statement information:	SW4 JV LP For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022
Total revenue	$12,952	$741
Total expenses	11,865	39
Net income (loss)	$1,087	702
Company’s equity in net income of investee	$554	34

As of December 31, 2021 and for the six months ending June 30, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information :	SW4 JV LP As of December 31, 2021	National Lending, LLC As of December 31, 2021
Real estate assets, net	$198,263	$-
Other assets	7,343	69,017
Total assets	$205,606	$69,017

Mortgage notes payable	$134,614	$-
Other liabilities	6,066	3
Equity	64,926	69,014
Total liabilities and equity	$205,606	$69,017
Company’s equity investment, net	$33,112	$2,431

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Condensed income statement information:	SW4 JV LP For the Six Months June Ended 30, 2021	National Lending, LLC For the Six Months June Ended 30, 2021
Total revenue	$11,314	$588
Total expenses	11,525	21
Net income (loss)	$(211)	567
Company’s equity in net income (loss) of investee	$(108)	22

4.	Investments in Rental Real Estate Properties

As of June 30, 2022 and December 31, 2021, we had one rental real estate property.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Land	$509	$509
Building & building improvements	339	339
Furnitures & fixtures	4	4
Total gross investment in rental real estate properties	$852	$852
Less: accumulated depreciation	(58)	(48)
Total investment in rental real estate properties, net	$794	$804

As of June 30, 2022 and December 31, 2021, the carrying amount of the rental real estate properties above included capitalized transaction costs of approximately $17,000, which includes acquisition fees paid to the Sponsor of approximately $15,000.

For the six months ended June 30, 2022 and 2021, the Company recognized approximately $10,000 of depreciation expense on rental real estate properties.

5.	Below-Market Leases, net

The Company recognizes acquired in-place “below-market” leases as rental revenue over the term of the respective leases. The impact of the acquired below-market leases increased revenue for the six months ended June 30, 2022 and 2021 by approximately $16,000 and $2,000, respectively. The following table summarizes the scheduled amortization of the Company’s acquired below-market lease intangibles for each of the five succeeding years and thereafter (amounts in thousands):

Below-Market Lease Amortization
Remainder of 2022	$1
2023	1
2024	1
2025	1
2026	1
Thereafter	2
Total	$7

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6.	Other Assets, net

The balance in other assets, net is as follows (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Tenant receivable, net	$9	$4
Due from property manager	-	3
Other prepaid expenses	3	4
Utility deposits	2	2
Total other assets, net	$14	$13

As of June 30, 2022 and December 31, 2021, tenant receivables were recorded net of an allowance for bad debt expense of approximately $21,000 and $19,000, respectively. For the six months ended June 30, 2022 and 2021, the Company recorded approximately $2,000 and $11,000, respectively, in bad debt expense related to tenant receivables, which is recorded as an adjustment to rental revenue on the consolidated statements of operations.

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2022 and the year ended December 31, 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of June 30, 2022	Payment Date
February 1, 2022 - February 28, 2022	0.0013698630	$151		01/28/2022	$151	04/12/2022
March 1, 2022 - March 31, 2022	0.0013698630	168		02/25/2022	168	04/12/2022
April 1, 2022 - April 30, 2022	0.0015068493	178		03/30/2022	-	07/12/2022
May 1, 2022 - May 31, 2022	0.0013698630	167		04/27/2022	-	07/12/2022
June 1, 2022 - June 30, 2022	0.0013698630	162		05/27/2022	-	07/12/2022
July 1, 2022 - July 31, 2022	0.0013698630	165	(2)	06/28/2022	-	10/21/2022
Total		$991			$319

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	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 - February 28, 2021	0.0008219178	$97		01/28/2021	$97	04/13/2021
March 1, 2021 - March 31, 2021	0.0009589041	126		02/25/2021	126	04/13/2021
April 1, 2021 - April 30, 2021	0.0013698630	172		03/30/2021	172	07/13/2021
May 1, 2021 - May 31, 2021	0.0010958904	142		04/29/2021	142	07/13/2021
June 1, 2021 - June 30, 2021	0.0012328767	155		05/28/2021	155	07/13/2021
July 1, 2021 - July 31, 2021	0.0008904110	113		06/29/2021	113	10/12/2021
August 1, 2021 - August 30, 2021	0.0012328767	156		07/28/2021	156	10/12/2021
September 1, 2021 – October 1, 2021	0.0012328767	151		08/27/2021	151	10/12/2021
October 2, 2021 – October 31, 2021	0.0012328767	154		10/01/2021	-	01/11/2022
November 1, 2021 - November 30, 2021	0.0013698630	165		10/27/2021	-	01/11/2022
December 1, 2021 – December 31, 2021	0.0013698630	171		11/29/2021	-	01/11/2022
January 1, 2022 – January 31, 2022	0.0012328767	154	(3)	12/29/2021	-	04/12/2022
Total		$1,756			$1,112

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For each of the six months ended June 30, 2022 and 2021, total distributions declared to related parties were approximately $2,000, respectively.
(2)	The liability for the July 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after September 30, 2022.
(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $152,000.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

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As of June 30, 2022 and December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents and notes payable – related party. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for amount of organizational and offering costs incurred and payable for the six months ended June 30, 2022 and 2021.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2022 and 2021, the Manager incurred approximately $4,000 and $16,000 of costs on our behalf, respectively. As of June 30, 2022 and December 31, 2021, approximately $1,000 and $2,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2022 and 2021, we have incurred asset management fees of approximately $274,000 and $203,000, respectively. As of June 30, 2022 and December 31, 2021, approximately $140,000 and $120,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of June 30, 2022 and December 31, 2021, no development management fees have been incurred or paid to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2022 and December 31, 2021, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2022 and 2021, no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2022 and December 31, 2021, no disposition fees are payable to the Manager. For the six months ended June 30, 2022 and 2021, no disposition fees have been incurred.

F-16

Fundrise Lending, LLC

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2022 and 2021, fees of approximately $5,000 and $3,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2022 and December 31, 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 shares as of June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and 2021, the Sponsor incurred approximately $28,000 and $17,000 of costs on our behalf, respectively, in connection with the Shared Services Agreement. Of these amounts, approximately $4,000 and $13,000 were due and payable as of June 30, 2022 and December 31, 2021, respectively.

For the six months ended June 30, 2022 and 2021, no acquisition fees related to investments in real estate properties were incurred or paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the real estate investment trusts mangaged by our Manager and affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022 and December 31, 2021, the Company has contributed approximately $3.1 million and $2.3 million, respectively, for a 5.5% and a 3.5% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

F-17

As of June 30, 2022, we had entered into four promissory notes with National Lending, with a total outstanding principal balance of $5.5 million, a weighted average interest rate of approximately 3.5% per annum, and maturity dates ranging from September 24, 2022 through June 29, 2023. During the six months ended June 30, 2022, the Company repaid one promissory note in full in the amount of $1.0 million plus accrued interest on June 29, 2022.

As of December 31, 2021, we had entered into three promissory notes with National Lending, with a total outstanding principal balance of $4.0 million, a weighted average interest rate of approximately 3.5% per annum, and maturity dates ranging from March 30, 2022 through September 24, 2022.

For the six months ended June 30, 2022 and 2021, the Company incurred approximately $96,000 and $42,000, respectively, in interest expense on notes with National Lending. As of June 30, 2022 and December 31, 2021, we had outstanding accrued interest of approximately $89,000 and $63,000, respectively, due to National Lending.

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 16, 2022, for potential recognition or disclosure.

July 2022 Note from National Lending

On July 12, 2022, National Lending issued a promissory note to the Company in the principal amount of $1.0 million. The note bears a 3.50% interest rate and matures on July 12, 2023.

July 2022 Contribution to National Lending

On July 15, 2022, the Company made an additional contribution of $314,000 to National Lending, bringing its total contributions to approximately $3.4 million.

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Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on June 2, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT III, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)

*	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 16, 2022.

Fundrise Growth eREIT III, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 16, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 16, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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